LianDi Clean Technology Inc.
4th Floor Tower B. Wanliuxingui Building,
No. 28 Wanquanzhuang Road, Haidian District, Beijing, 100089 China

July 26, 2010

VIA EDGAR

Jeffrey Gordon
Staff Accountant
Mail Stop 4631
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	LianDi Clean Technology Inc.
Form 8-K Item 4.01 filed July 21, 2010
File #0-52235

Dear Mr. Gordon,

LianDi Clean Technology Inc. (“We” or the “Company”) is hereby submitting for filing via the EDGAR system a Current Report on Form 8-K/A (the “Form 8-K/A”) amending the Current Report on Form 8-K that was originally filed on July 21, 2010 (the “Form 8-K”). We are also forwarding to you, via Federal Express, three courtesy copies of this letter and Form 8-K/A, in a clean and marked version to show changes from the Form 8-K.

Based upon the Staff’s review of the Form 8-K, the Securities and Exchange Commission (the “Commission”) issued a comment letter dated July 21, 2010 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s letter.

1.
Item 304(a)(1)(ii) of Regulation S-K requires a statement regarding whether the accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s reports. As such, please amend your Form 8-K to comply with Item 304(a)(1)(ii) of Regulation S-K.

As discussed with the Staff, we have added a statement to the 8-K/A that AGCA, Inc. (“AGCA”) was the Company’s auditor only in connection with the Company’s fiscal year ended March 31, 2010. We have revised the disclosure in the Form 8-K/A to add a statement that the report of AGCA on the Company’s financial statements for the fiscal year ended March 31, 2010 did not contain an adverse opinion or a disclaimer of an opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.  There was no going concern qualification contained in AGCA’s report on the Company’s financial statements for the fiscal year ended March 31, 2010.

2.
The disclosure should also state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. As such, it appears that your disclosure should cover the two most recent fiscal years instead of just the year ended March 31, 2010, as well as the interim period through July 21, 2010, the date of dismissal, instead of your current disclosure of July 15, 2010. Please advise or revise in an amended Form 8-K.

As mentioned in the response to comment 1 above, AGCA was the Company’s auditor only in connection with the Company’s fiscal year ended March 31, 2010. Accordingly, we did not include disclosure with respect to the 2009 fiscal year.  In accordance with the Staff’s request, we have revised the disclosure to cover the interim period through July 21, 2010, the date of dismissal, instead of July 15, 2010.

3.
You disclose that during the most recent fiscal year and in the subsequent interim period prior to July 21, 2010, the registrant did not consult with the new accountant. Item 304(a)(2) requires this disclosure for the two most recent fiscal years and not just the most recent fiscal year. Please revise accordingly.

In accordance with the Staff’s request, we have revised the disclosure in the Form 8-K/A accordingly.

4.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

In accordance with the Staff’s request, we have filed an updated Exhibit 16 letter with the Form 8-K/A.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, or David J. Levine of Loeb & Loeb LLP, at (212) 407-4923, if you have any questions.

Sincerely,

LIANDI CLEAN TECHNOLOGY INC.

By:	_/s/ Jianzhong Zuo
Name: Jianzhong Zuo
Title: Chief Executive Officer

cc: Mitchell S. Nussbaum